

February 8, 2018

Dennis P. Calvert
Chief Executive Officer,
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

>   **Re: BioLargo, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 7, 2018**
>   **File No. 333-222572**

Dear Mr. Calvert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Director Compensation, Page 43

1.   Please revise the footnotes to match the data in the table. For example, you appear to be missing footnote 3 and footnote 4 addresses Mr. Stromen, rather than Mr. Cox.

2.   Please clarify the director fees earned by Mr. Cox. The table discloses $20,667 but the footnote discloses $30,000.

3.   Footnote 7 to the table indicates that Mr. Stromen, not Cox, received the option award but the table shows the opposite. Please reconcile this disclosure.

Exhibit 5.1

4.   Please file an updated legality opinion covering all the shares you have registered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction